Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

Chevron Corporation posted the following communication to its intranet site available to its employees on April 12, 2019.

Employee FAQ

1.	Who is Anadarko?
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Anadarko Petroleum Corporation is a highly-efficient, well-positioned exploration and development company with premier, high-quality assets in the U.S., including the Permian basin, as well as in the deepwater Gulf of Mexico, Colorado and internationally. Anadarko also has some midstream and downstream operations.

•	The company is headquartered in The Woodlands, Texas, with approximately 5,000 employees and roughly 1.5 billion BOE of proved reserves.

2.	Why is Chevron buying Anadarko now? What are the benefits to Chevron?
•	The acquisition of Anadarko is a great opportunity for the company and our stockholders.
•	Anadarko offers high-quality assets that align very well with our current portfolio and which we expect to further strengthen our position in a number of key areas where we are already strong.
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It is a great strategic fit that will significantly enhance our already advantaged Upstream portfolio and extend our leading positions in large, attractive resource basins across shale, deep water and natural gas.

•	It will also further establish our position as a leading competitor and partner of choice in the global energy industry.

3.	How are we going to pay for the transaction? What is the impact to Chevron’s financial position?
•	We are acquiring Anadarko with 75 percent stock and 25 percent cash, for an overall price of $33 billion, or $65 per share, based on the closing price of Chevron stock on April 11, 2019.
•	In aggregate, Chevron will issue approximately 200 million shares of stock and pay approximately $8 billion in cash. Chevron will also assume estimated net debt of $15 billion.
•	Chevron’s financial position is strong. Our strong balance sheet enables us to make this attractive acquisition without sacrificing shareholder returns or the ability to capture future opportunities.

4.	Will there be any changes to management?
•	Upon closing, the combined company will continue be led by Mike Wirth as Chairman and CEO.
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At this time, we are focused on completing the transaction in the second half of 2019, subject to Anadarko shareholder approval, regulatory approvals and other customary closing conditions, and delivering value to our shareholders.

5.	Will there be job impacts as a result of this transaction? Are you opening or closing offices as a result?
•	Retaining a talented and skilled workforce is a priority.
•	Our goal is to establish an integrated organization ready to safely and effectively manage the world-class assets and opportunities of the combined company.
•	Until the transaction closes, it’s business as usual, and both Chevron and Anadarko will operate as separate companies.

•	An integration team has been formed using lessons from our prior mergers and acquisitions. The integration team will be led by Joe Geagea and Bob Gwin, the current president of Anadarko.
•	The integration team will focus on bringing the two companies together. We expect there will be changes, but it is too early to know specifics.

6.	Does this signal a change in Chevron’s strategic focus?
•	Chevron’s strategic priorities remain unchanged.
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This acquisition reinforces the priorities we most recently outlined to our investors at our 2019 Security Analyst Meeting, underscoring our goal to continuously high-grade our portfolio and invest in short-cycle, higher-return assets with low execution risk.

7.	How will we integrate Anadarko into Chevron?
•	Integration efforts are already underway, which are being led by Joe Geagea and Bob Gwin, the current president of Anadarko.
•	You can expect frequent communications from the integration team as their work progresses.

8.	What assets do we intend to divest as a result of this acquisition?
•	These decisions take time. It’s important that we balance many considerations related to our portfolio, to ensure we are successful in both the near- and long-term.
•	As a result of this transaction, our objective is to divest $15 billion to $20 billion in assets across the combined portfolio between 2020 and 2022.
•	We expect to achieve our current asset sale target by the end of this year, projected to be at the low end of the $5 billion to $10 billion guidance.

9.	How long will it take for this transaction to close? What is the process between now and closing?
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The acquisition is subject to Anadarko shareholder approval, regulatory approvals and other customary closing conditions. Until then, it is business as usual, and both companies will continue to operate as separate companies.

•	We expect the transaction to close in the second half of 2019.

10.	How will this affect Chevron’s culture?
•	The Chevron Way defines who we are, what we do, what we believe and what we plan to accomplish.
•	As a combined company, we will continue to conduct all our business following our Chevron Way principles and values.

11.	What is the immediate impact on our daily activities?
•	There is no immediate impact on your day-to-day activities.
•	Until the deal officially closes, we will operate as two separate companies.
•	It is important that we continue to focus on delivering safe, reliable results.

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Cautionary Statement Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.
Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which Chevron expects to be filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.